CHINA AGRITECH, INC.
ROOM 3F NO. 11 BUILDING
ZHONGHONG INTERNATIONAL BUSINESS GARDEN
FUTURE BUSINESS CENTER
CHAOYANG NORTH ROAD, CHAOYANG DISTRICT, BEIJING
PEOPLE’S REPUBLIC OF CHINA 100024

April 20, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Agritech, Inc.
Registration Statement on Form S-3
File No. 333-165449

Ladies and Gentlemen:

China Agritech, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. on Thursday, April 22, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA AGRITECH, INC.

By:	/s/ Yu Chang
Name:	Yu Chang
Title:	Chief Executive Officer

Acceleration Request